Mail Stop 0407
      							May 5, 2005

Via U.S. Mail and Fax (504) 729-1436
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana  70121


	RE:	Stewart Enterprises, Inc.
      Form 10-K for the fiscal year ended October 31, 2004
		Filed January 11, 2005
		File No.  1-15449

Dear Mr. Kitchen:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Period Ended October 31, 2004

Item 1. Business

  Operations, page 10

1. We note that you have entered into operating partnership agreements with the Catholic Archdioceses of New Orleans and Los Angeles. Tell us how you account for partnership transactions in the financial statements and cite your basis in the accounting literature.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Trust Portfolio, page 21

2. We note in your disclosure, and the related notes 4, 5, and 6, that you adjust the cost basis of your trusts to current market value if you determine that an unrealized loss is other than temporary. In
2004, your preneed trusts/ escrow accounts and perpetual care trust accounts had other than temporary impairments of $ 76.1 million and $
30 million respectively. Tell us, and disclose, how you concluded that the future returns from your remaining portfolio will allow you to fulfill future deliverables in your contract backlog. Disclose in your critical accounting policies what your significant assumptions and estimates are, with respect to your ability to fulfill your future deliverables. Please provide disclosures analogous to those required of insurance enterprise under paragraph 60 (a-e) of SFAS 60.

3. Refer to notes 4, 5, and 6. Please comply with the presentation and disclosure requirements for investments with unrealized losses that have not been recognized as other than temporary impairments as set forth in paragraph 18 and Exhibit 03-1A of EITF 03-1.

Valuation of Goodwill, page 24

4. We note that you recorded a $ 73 million goodwill impairment charge in 2003. However, it appears from your disclosure (in the fourth paragraph of page 23) that you reversed steps 1 and 2 of the goodwill impairment test to identify, recognize and measure an impairment loss. Please revise your disclosure, or your procedures, to comply with the guidance in paragraphs 19 and 20 of SFAS 142. In your response, please also provide additional information as required under paragraph 47 with regards to how reductions in gross profit, as cited on page 88, led you to conclude that the goodwill was impaired.

Results of Operations

Year ended October 31, 2004 Compared to Year Ended October 31,
2003 ,
page 26

5. We note that you attributed the improvement in your gross profit to reduced general and administrative costs at the segment level. Tell us and disclose the major components of segment costs (cost of revenues) which enter into the calculation of gross profit, other than general and administrative costs.

Liquidity and Capital Resources, page 31

6. We note that your operating cash flows included a $ 33.2 million tax refund resulting from a change in tax accounting methods for cemetery merchandise. Absent any related disclosure in the notes, tell us, and disclose, how the tax change might have impacted income taxes or deferred tax assets for financial reporting purposes.

Consolidated Statements of Earnings, page 47

7. Please separately disclose sales and the related cost of sales arising from sales of tangible products and revenues from services.
Refer to Rule 5-03(b) of Regulation S-X

 Consolidated Statements of Cash Flows, page 52

8. Please reclassify and disaggregate the "change in prearranged activity" and "prearranged acquisition costs" to conform to the current presentation in the Consolidated Balance Sheets. Additionally, we note in your MD&A and note 23 that you have withdrawn funds from your preneed funeral trusts in Florida and are required to maintain a bond to guarantee your obligations. Tell us how the related amounts are reported in the statements of cash flows.
Refer to paragraph 18.b of SFAS 95.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(k) Funeral Revenue, page 57

9. We note your disclosure with regards to the deferred commissions and other direct costs. In view that you are not an insurance company, tell us your basis to defer these costs under SFAS 60.
Also, tell us the significant cost elements comprising deferred costs.

10. Please provide a separate note for deferred costs and disclose your accounting policy for cost deferral, your method for cost amortization and the significant costs elements.  Refer to Rule 5-
02
(17) of Regulation S-X.

(l) Cemetery Revenue, page 58

11. Please refer to the immediately preceding comment. Additionally, we note that revenue related to the preneed sale of cemetery property prior to its construction is recognized in accordance with the percentage of completion method of accounting as construction occurs.
Disclose your basis for the measurement of percentage of completion.
Additionally include in your Critical Accounting Policies the nature of estimates related to your application of SFAS 66 and the impact on revenues recognized.

(3) Change in Accounting Principles and New Accounting Principles

	(b) Insurance-Funded Preneed Funeral Contacts, page 63

12. We note that you changed the method of accounting for insurance-funded funeral preneed contracts. Please restate the financial statements for all prior periods presented and file the amended Forms
10-K/A and 10-Q/A for the appropriate periods. Additionally, please disclose in detail how you currently account for prearranged funeral services and merchandise funded through third-party insurance companies, from policy inception through receipt of policy proceeds.

(14) Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes, page 77

13. Tell us the nature of non-guarantors ... which are intended to be used for foreign tax planning purposes.

14. Revise to provide the following disclosures, if true:

(i) Each subsidiary guarantor is 100% owned by the parent company;
(ii) All guarantees are full and unconditional; and
(iii)All guarantees are joint and several.

            	Refer to Rule 3-10 of Regulation S-X.

(17) Impairment of goodwill, page 88

15. Addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units. Tell us the operating segments that you aggregate into your reportable segments. Also, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(18) Long-Term Debt, page 89

16. Please provide the disclosure required under Rule 19(b) under Regulation S-K.

a. We note that you classified the entire outstanding balance of your credit facility as long-term debt in connection with your subsequent refinancing of your revolving credit and term loan B debt facilities. It appears that the new facility contains a "mandatory prepayment" provision which is similar to a subjective acceleration clause or a requirement for early repayment. Does the new facility require an early payment of the 10.75% notes as well? Tell us how you considered EITF D-23 and paragraph 12 of SFAS 6 in your
presentation
of long-term debt.   Please revise or advise.

b. In concluding that you transacted a debt extinguishment (versus a modification), tell us how you considered paragraph 16 of SFAS 140 and Issue 4 under EITF 98-14. Are the terms between the new and the old facility substantially different in accordance with the 10% test under EITF 96-19?

(21) Income Taxes, page 21

17. Please tell us, and disclose, how you determined the tax benefit allocable to discontinued operations. How did you account for the change in the valuation allowance? Refer to paragraph 35 of FAS
109.




     (24) Segment Data, page 104

18. We note that you evaluate the performance of your segments and allocate resources to them based on gross profit. However, you indicate in the business section that you operate most of your funeral homes and cemeteries in clusters and that you currently are divided into four operating divisions in the United States, each of
which is managed by a division president and chief financial officer.
We also note that these divisions are further divided into regions (clusters) each of which is managed by an area vice president. Further we note your statement on page 3 that "We frequently organize our operating units in "clusters," which are geographically integrated groups of funeral homes and cemeteries, allowing us to cost-effectively pool resources, such as assets, personnel and services, and generate higher margins." Tell us, and disclose, the factors used to identify your reportable segments, including the basis of organization. Tell us if the CEO/ CODM also reviews reports by cluster and by operating division, in addition to product-based segment reports. Further it is unclear in which segment you report
combination funeral home and cemetery operations.   Refer to
paragraph 26 of SFAS 131.

Item 9A. Controls and Procedures, page 108

19. Your disclosure indicates that the certifying officers concluded that your disclosure controls and procedures were "effective as of the end of the period covered by this report in timely alerting them to material information...required to be included in reports [you] file with or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934." This conclusion, however, goes to only one part of the definition of "disclosure controls and procedures." See Rule 13a-15(e) under the Securities Exchange Act of
1934. Please confirm supplementally that the certifying officers concluded, as of the end relevant period, that (1) "disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms," and that
(2) "disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure" pursuant to Rule 13a-15(e). In addition, in the future, you should reference the entire definition of disclosure controls and procedures or simply confirm that the certifying officers concluded, on the applicable dates, that the company`s disclosure controls and procedures were effective.

Schedule II- Valuation and Qualifying Accounts, page 112

20. Please provide a conforming schedule for insurance loss reserves per your disclosure on page 25. Tell us and disclose your basis for accruing these reserves. Include any other allowance or reserve related to a major balance sheet caption.


Form 10-Q For the quarterly period ended January 31, 2005

Notes to Condensed Consolidated Financial Statements

	(11) Discontinued Operations, Assets Held for Sale and
Impairment Charges, page 36

21. We note that you reclassified certain businesses that had been unsold for over a year. We further note that you have entered into preliminary agreements for 9 of the 17 businesses. Tell us whether the exception to the one-year rule in described paragraph 31 (c) of
SFAS 144, was met.  Please revise or advise.

Item 4. Controls and Procedures, page 52

22. Comply with the above comment for Item 9A of the Form 10-K to the extent applicable.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-
3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Thomas M. Kitchen
Stewart Enterprises, Inc.
May 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE